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                                                      EXHIBIT #1 (Translation)


                            PURCHASE/SALE AGREEMENT

between the Chemholding SA, Pian Scairolo, 6917 Barbengo, represented by Mr. Giuseppe Rovelli, in accordance with Resolution 25 March, 1997 of the Council of Administration, produced in original form in attachment/enclosure A.

In the capacity of seller, on one side

and

Dr. John Tramontana, Via Guidino15, 6900 Paradiso

In the capacity of buyer, on the other side


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Given that:

a) Chemholding SA is shareholder of Bigmar, Inc., an American company incorporated in Delaware, with offices located at 6660 Doubletree Avenue #20, Columbus, Ohio 43229 And who is owner of 1,010,563 (One million ten-thousand, five hundred sixty-three.) Common shares of Bigmar, Inc. Of the nominal value of US$0,001 each one, as is attested to by the attached stock certificate, n. CS 0004 issued the 10th of July, 1996;

b) Also Dr. John Tramontana is a shareholder of Bigmar, Inc., and owns 973,368 (Nine hundred seventy-three thousand, three hundred, sixty-eight) common shares of Bigmar, Inc. Of the nominal value of US$0,001 each one;

c) Together the parties are founding partners and have become shareholders of Bigmar, Inc. In the measure of the quoted shares described in the a) and b) dated April 9, 1996 following the "Stock for Stock Exchange Agreement" of the same date;

d) Bigmar, Inc. is a company with stock quoted in United States NASDAQ of New York

e) Within the confines of a public offering of Bigmar on the stock exchange in June 1996, Bigmar, Inc agreed to the provisions in the corresponding "Underwriting Agreement" which refers to the letter (g) on page 15 a "Lock-In-Agreement" (also referred to as a "Lock-Up-Agreement"), that is to say, a limitations clause on the transfer of title Bigmar, for a certain period of time, with a few exceptions. Among these exceptions is the transfer of shares in Bigmar, Inc. By the shareholders, already shareholders at the time of the agreement to the terms of the above-mentioned "Underwriting Agreement", to other shareholders because these last agreed to respect the conditions/rules in the letter (g) on page 15 of said "Underwriting Agreement"


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f)       Chemholding SA also agreed to the provisions in  a "Lock-In-Agreement"
         with respect to the Pennsylvania Securities Commission, that is to say a declaration of the limitations of the transfer of title of Bigmar, Inc. For a certain period, with certain exceptions;

g) Between the parties evolved a divergence such that it rendered preferable a separation of their interests, both economic and business related,

all this given

the parties stipulate the following:

1. Chemholding SA sells to Dr. John Tramontana, who acquires, the quoted amount of stock in Bigmar, Inc, and better, 1,010,563 (One million, ten thousand five hundred, sixty-three) common shares of Bigmar, Inc incorporated in the certificate n. CS 004 issued the 10th of July, 1996, for the total price of Sfr. 825,000 (eight hundred twenty five thousand)

2.1 The seller is obligated to consign fiduciarily to the Notary Public Pietro Moggi the stock certificate referenced in the above paragraph (1) by the 10th of April, 1997

2.2 The Buyer will be obligated to pay Sfr. 825,000 to the account of Pietro Moggi no. 1655695.01NR.03 (one-six-five-five-six-nine-five-zero-one-NRzero-three) at the Banca Unione di Credito, located in Lugano, by the 10th of April, 1997

2.3 As soon as the parties have fulfilled the above-mentioned obligations (2.1 and 2.2) the Notary Public Pietro Moggi will verify and complete all of the necessary formalities until such time as the transfer of ownership of the afore-referenced stocks are transferred to the Buyer including the procedure of registering it with the "U.S. Securities and Exchange Commission" when said procedure is necessary. Together the parties are obligated to immediately fulfill all indispensable acts with regard to this end, as is requested of the Notary Public

2.4 The Notary Public is entrusted with the responsibility of investing/depositing immediately the Sfr 825000 and consigning it to the seller, as soon as he is certain of the proper transfer of ownership of the aforementioned shares, including the registration with the "U.S. Securities and Exchange Commission" when this procedure is necessary.

2.5 In the event that the transfer of ownership cannot be completed by September 1, 1997, this contract is void and the Notary Public will return to the seller the title of ownership And the sale price including interest.

3. The Buyer will respect the conditions of (g) page 15 of the "Underwriting Agreement" to which the above clause (e) reads as follows:

         For a period of one (1) year after the date of the Prospectus, the Company and


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each Subsidiary will not, without your prior written consent, directly or indirectly, issue, register, offer sell, offer to sell, contract to sell, grant an option for the sale of, assign. Hypothecate, pledge, or otherwise dispose of any securities of the Company or any Subsidiary (or any security or other instrument by which its terms is convertible into, exercisable for, or except for (a) the grant of options by the Company pursuant to stock option plans approved by the Representative or (b) the transfer of shares of the Company's Common Stock by the Insiders to (I) any spouse, parent, sibling or lineal descendants of the Insiders, (ii) any trust for the benefit of such Insiders
(iii) any distributee, legale, or devisee of the Insiders who acquires its shares by will or operation of law upon the death or dissolution of the Insider, or (iv) any current holder of Common Stock of the Company, provided that in each case such transferee agrees in writing to be bound by the terms of this subsection to the same extent as if they were parties hereto."

to respect the conditions set forth in the "Lock-In-Agreement" with the Pennsylvania Securities Commission and in particular to not resell, transfer or dispose of the stock referred to in this contract before June 21, 1997 at a price lower than US$7.50 per share.

4. The seller guarantees to be owner of the sold stock within the limits of the law and to the exclusion of any other guarantee. In particular there is no guarantee as to the value of the stocks and the economic and accounting situation of Bigmar, Inc.

5. This contract is supported solely by the internal laws of Switzerland; the application of the law on international rights private or of international conventions are excluded. However, the transfer of the stock will have to be ascertained based in the proper law of the stocks

6. In case of controversy about the interpretation and or execution of this contract, the parties agree to present it to a single arbitrator following the procedure of the "Regolamento d'arbitrato di Lugano edito dalla Camera di commercio, e dell'artigianato del canton Ticino, edizione marzo, 1997". (Rules of arbitration of Lugano published by the Chamber of Commerce, of industry and craftsmen, March 1997. Place of arbitration: Lugano

7. The expenses of the Notary Public and the costs of other professionals employed by the Notary, including all applicable taxes (franchise tax)Are the responsibility of the parties, each of whom is responsible for half. All other expenses tied to the transfer of ownership (i.e. American tax, registration fees,fee of transfer agent etc.) Are the exclusive responsibility of the parties in question, and each shall be responsible for half of the total amount.

         Each party assumes responsibility for own legal fees

Six copies, two for each party and two for the notary.